UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March, 2016
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 29, 2016, announcing preliminary financial results for the quarter ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: March 9, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 4Q 2015 results and quarterly dividend of $0.45 per share

Hamilton, Bermuda, February 29, 2016. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2015.

Highlights

•	Declaration of fourth quarter dividend of $0.45 per share, our 48th consecutive dividend

•	Charter backlog increased to $4.4 billion

•	$20.6 million in profit share from Frontline in the quarter as a result of a strong tanker market

•	Acquisition of two 18-20,000 TEU class container vessels with long term charters, adding $460 million to the charter backlog

•	Acquisition of two 114,000 dwt LR2 product tanker vessels with long term charters, adding $113 million to the charter backlog

•	Successful delivery of two 9,500 TEU container vessel in combination with charters to Maersk Line

•	Sale of three older vessels, including two Suezmax tankers and an offshore support vessel subsequent to quarter end, a continuation of the Company’s strategy to renew and diversify its fleet

•	Selected key financial data:

Three Months Ended
	Dec 31, 2015	Sep 30, 2015
Charter revenues(1)	$170m	$167m
EBITDA(2)	$142m	$136m
Net income	$54m	$45m
Earnings per share	$0.58	$0.49

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: We are pleased to report a strong quarter with sequential growth in revenue, EBITDA and net income. Throughout the course of 2015, we further diversified our revenues across additional segments and counterparts and ended the year with an increased charter backlog of $4.4 billion.
We have now declared our 48th consecutive dividend, and have been profitable every quarter since our inception, which is a unique combination in the shipping and offshore markets. Our business model has proven to be resilient and tested through most market cycles, and we have demonstrated our ability to navigate through market downturns while at the same time creating long term value and optionality, as illustrated by the effect of the new Frontline agreements in 2015.

Dividends and Results for the Quarter Ended December 31, 2015
The Board of Directors has declared a quarterly cash dividend of $0.45 per share. The dividend will be paid on or about March 30, 2016 to shareholders on record as of March 16, 2016 and the ex-dividend date will be March 14, 2016. This is the 48th consecutive quarterly dividend declared by the Company.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $113.9 million, or $1.22 per share, in the fourth quarter of 2015. This number excludes $8.9 million of revenues classified as ‘repayment of investments in finance lease’, and $47.2 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’.
The 50% profit share agreement with Frontline had a positive contribution of $20.6 million, or $0.22 per share in the fourth quarter. There was also a $0.4 million profit share in the fourth quarter relating to some of our dry bulk carriers.
Reported net operating income pursuant to U.S. GAAP for the quarter was $48.5 million, or $0.52 per share, and reported net income was $54.3 million, or $0.58 per share. This is after impairment charges of approximately $33.8 million, and non-recurring gains of approximately $33.0 million in the quarter.
The impairments include a charge of $13.2 million related to two offshore support vessels and approximately $20.6 million related to marketable securities. These charges were offset by a gain on the sale of two older tanker vessels of $4.1 million and a gain of $28.9 million on the early redemption of notes issued by Frontline.
Business Update
As of December 31, 2015, and adjusted for subsequent sales, the fixed-rate charter backlog from the Company's fleet of 75 vessels and rigs was approximately $4.4 billion, with an average remaining charter term of 5.4 years, or 9.1 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term, but will increase the cash held on the Company’s balance sheet.
In November, Ship Finance took delivery of the first of the three 9,300-9,500 TEU newbuilding container vessels, while the second vessel was delivered in February 2016. Both vessels commenced five year time charters immediately upon their respective deliveries, and the third vessel is expected in the second quarter of this year.
Each of the three vessels has been chartered to Maersk Line for a minimum period of five years, with options for the charterer to extend each charter by up to two years. The aggregate EBITDA contribution from these three vessels during the firm period of the charters is estimated to be more than $32 million per year on average.
In November, the Company announced that it had agreed to acquire two 18-20,000 TEU class container vessels with expected delivery dates in late 2016 and early 2017. The vessels will be bareboat chartered out to a major container line for a period of 15 years from delivery, and lease financing has been secured for the full term of the charter. The aggregate EBITDA contribution from these two vessels is estimated to be $31 million per year from delivery.
In December, Ship Finance entered into agreements for the construction of two 114,000 dwt LR2 product tankers at a shipyard in Korea, scheduled for delivery during the second half of 2017. Both vessels have been chartered out on long term time charters to a US based investment-grade energy company. The charter period will be a minimum of seven years with options to extend the charter period by up to two years. The aggregate EBITDA contribution from the vessels is estimated to be approximately $11 million per year on average during the firm period of the charter.
In October, the Company sold and delivered the 1995-built Suezmax tanker Front Splendour to an unrelated third party. Ship Finance received net proceeds of approximately $13 million after compensation to Frontline of $1.3 million for the early termination of the charter. The Company recorded a gain of approximately $2.4 million on the sale in the fourth quarter.

In November, the Company announced that it had agreed to sell an additional older Suezmax tanker, the 1998-built Mindanao, to an unrelated third party. The vessel was delivered to its new owner in December, and Ship Finance received net proceeds of approximately $18 million after compensation to Frontline of approximately $3.3 million for the early termination of the charter. The Company recorded a gain of $1.7 million on the sale in the fourth quarter. Following the sale of the Mindanao, Ship Finance has 14 vessels on charter to Frontline, including 12 VLCCs and two Suezmax crude oil carriers.
In February 2016, the Company sold and delivered the 1999-built offshore support vessel Sea Bear to an unrelated third party and simultaneously agreed to terminate the corresponding charter party with a subsidiary of Deep Sea Supply. Ship Finance received total gross proceeds of approximately $19.6 million in a combination of cash sales proceeds and amortizing notes from Deep Sea Supply, as compensation for the cancellation of the charter. The notes are senior unsecured with an interest rate of 7.25% and have a tenor of six years.
The Company recorded an impairment charge of approximately $8.1 million in the fourth quarter of 2015 relating to the sale of Sea Bear. At the same time the Company also recorded an impairment charge of approximately $5.2 million related to the 1998-built sister vessel Sea Leopard, which is on charter to a subsidiary of Deep Sea Supply BTG.
The crude oil tanker market remained strong into the fourth quarter, strengthening further towards the end of the period and into the first quarter of 2016. The market has since softened again from the peak, but remains at relatively firm levels. The profit share contribution from the vessels on charter to Frontline was $20.6 million in the fourth quarter.
The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline. Three of the vessels have been fixed on period charters for two years with a combination of fixed rate and profit split, effectively locking in a profitable base rate and still retaining optionality if the market strengthens further. In the fourth quarter, the average daily time charter equivalent revenues were approximately $35,300 for each of these two vessels.
The Company has four drilling units on long term charters. The rigs generated approximately $52 million in aggregate EBITDA in the fourth quarter of 2015. All the rigs are chartered out on bareboat charters whereby our customers are responsible for operating costs and maintenance. The drilling market has experienced a dramatic downturn linked to reduced activity levels following the drop in oil price. In light of this backdrop, it is important to note that the Company has focused on rapid reduction of financial leverage on its drilling rigs since they were acquired, and Ship Finance currently has a comfortable level of financing on these units.
In the fourth quarter, the Company received reduced charter payments on the jack-up drilling rig Soehanah, which is chartered to a subsidiary of the Indonesia-based drilling company Apexindo. The charter hire received and recorded in the quarter was approximately $4.6 million, $2.3 million lower than in the previous quarter. The reduced amount is due to a soft drilling market in the region, and Ship Finance is in a dialogue with this customer to find a longer-term solution. In the meantime the rig is active and currently on a short term sub-charter to an oil company.
Two 1,700 TEU feeder-size container vessels are chartered in the short term market, and the rates achieved in this market are marginally above operating expense levels. Six Handysize dry bulk carriers are chartered out on short term time charters, with a fixed base rate plus profit share. This profit share contributed approximately $0.4 million in incremental earnings in the quarter. The Company intends to continue chartering out these vessels in the short term market until long term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry bulk carriers. The majority of our vessels and rigs are chartered out on long term, fixed rate contracts that provide the Company with stability in cash flow and earnings, despite fluctuations in the short term charter markets.

Financing and Capital Expenditure
As of December 31, 2015, Ship Finance had approximately $398 million available liquidity, including approximately $70 million in cash and approximately $328 million available under revolving credit facilities.
In addition, the Company had marketable securities of approximately $200 million, based on prevailing market prices at year end. This includes investments in senior secured bonds with a book value of approximately $35.1 million, after a non-cash impairment charge of $20.6 million in the fourth quarter. The Company also owns 11 million shares in Frontline, which, following the merger between Frontline and Frontline 2012, represents approximately 7% ownership in the merged entity. The secured bonds and the Frontline shares are recorded as ‘Available for sale securities’ on the balance sheet.
In December, Frontline redeemed $113 million of senior unsecured loan notes held by Ship Finance. The notes were redeemed at par value, and a book gain of $28.9 million was recorded in the fourth quarter.
Subsequent to quarter end, the Company redeemed the outstanding amount due under the $125 million Senior Unsecured Convertible Notes issued in 2011. The notes were due in February 2016, and the redemption was made from the Company’s available liquidity. The Company had a share settlement option with respect to these notes, but it was deemed more accretive for our shareholders to settle in cash.
As of December 31, 2015, the Company had net capex commitments related to two 9,300-9,500 TEU container vessels of approximately $12 million per vessel, payable upon their respective deliveries from the shipyard. This is after committed financing of $70 million per vessel at very attractive terms. One of the vessels was delivered in February, and the other is scheduled for delivery in the second quarter of 2016.
The two 18-20,000 TEU class container vessels with expected delivery dates in late 2016 and early 2017 will be financed through a 15-year lease agreement, and the net remaining capital expenditure is $15 million per vessel, payable upon the vessels’ respective deliveries from the shipyard.
Ship Finance has also entered into agreements for the construction of two product tankers at a shipyard in Korea. The combined contract price is approximately $109 million, and delivery is scheduled during the second half of 2017. Ship Finance has secured long term charters to a strong counterparty, and the Company intends to secure long term financing in due course.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
Strategy and Outlook
Over the last year the Company has entered into contracts to make new investments of approximately $1 billion by agreeing to acquire 15 vessels, spread across the container, dry bulk and tanker sectors. In the same period, older units have been disposed of, as part of the Company’s continuous fleet renewal program.
Our diversified approach to managing our portfolio of assets gives us the opportunity to benchmark transactions across our main markets. We believe this will enable us to generate superior returns over time compared to an approach that focuses on one segment only. The long term strategy of the Company is to continue building our dividend distribution capacity on the back of a diversified portfolio of high quality assets chartered to strong counterparties.
Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.

All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.bm.
Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 29, 2016

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2015 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year	Full year
(in thousands of $	Dec 31,	Sep 30,	2015	2014
except per share data)	2015	2015	(unaudited)	(audited)
Charter revenues - operating lease	73,339	71,541	266,480	201,880
Charter revenues - finance leases	28,534	30,660	117,778	136,151
Revenues classified as Repayment of investment in finance leases	(8,923)	(9,123)	(37,125)	(44,300)
Profit share income	20,964	17,634	39,717	1,093
Cash sweep income	—	—	19,890	32,663
Total operating revenues	113,914	110,712	406,740	327,487

Gain on sale of assets and termination of charters	4,100	3,378	7,364	23,931

Vessel operating expenses	(33,145)	(34,215)	(120,831)	(119,470)
Administrative expenses	(1,157)	(1,434)	(6,737)	(7,609)
Depreciation	(21,924)	(19,855)	(78,080)	(67,393)
Vessel impairment charge	(13,249)	—	(42,410)	(11,800)

Total operating expenses	(69,475)	(55,504)	(248,058)	(206,272)

Operating income	48,539	58,586	166,046	145,146

Results in associate(1)	7,915	8,592	33,605	33,497
Interest income from associates and long term investments (1)	4,668	4,668	18,672	24,857
Interest income, other	4,316	5,187	20,470	15,594
Interest expense	(14,795)	(14,526)	(58,970)	(74,810)
Amortization of deferred charges	(2,792)	(2,784)	(11,613)	(11,271)
Gain on sale of associate	—	—	—	6,055
Other financial items (2)	8,218	(299)	52,353	(1,358)
Income/(expense) related to non-designated derivatives	(1,776)	(13,938)	(19,731)	(14,895)
Taxes	—	—	—	—
Net income	54,293	45,486	200,832	122,815

Basic earnings per share ($)	0.58	0.49	2.15	1.32

Weighted average number of shares	93,468,000	93,468,000	93,449,904	93,330,622
Common shares outstanding	93,468,000	93,468,000	93,468,000	93,404,000

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

(2)	'Other financial items' includes an impairment charge of $20.6 million related to marketable securities and a non-recurring gain of $28.9 million related to the sale of Frontline notes.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2015 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2014
(in thousands of $)	2015	2015	(audited)
ASSETS
Short term
Cash and cash equivalents	70,175	60,283	50,818
Available for sale securities (2)	199,594	40,497	73,656
Amount due from related parties	45,659	72,235	152,491
Other current assets	60,489	65,521	63,260

Long term
Newbuildings and vessel deposits	40,149	43,445	87,567
Vessels and equipment, net	1,641,317	1,566,243	1,377,133
Investment in finance leases	474,298	522,254	709,014
Investment in associate (1)(2)	84,615	225,228	53,457
Amount due from related parties - Long term (1)	387,712	470,979	425,325
Deferred charges	32,271	32,941	36,958
Other long-term assets	28,546	10,936	11,875

Total assets	3,064,825	3,110,562	3,041,554

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	208,031	213,936	182,415
Other current liabilities	30,518	19,328	30,231
Amount due to related parties	416	256	1,109

Long term
Long term interest bearing debt	1,458,445	1,561,830	1,550,044
Other long term liabilities	125,605	130,161	124,263

Stockholders’ equity	1,241,810	1,185,051	1,153,492
Total liabilities and stockholders’ equity	3,064,825	3,110,562	3,041,554

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Frontline Ltd. are included in the line item ‘Amount due from related parties, long term’.

(2)	Following the merger between Frontline Ltd. and Frontline 2012 Ltd., the shares in Frontline Ltd. have been reclassified from ‘Investment in associate’ to ‘Available for sale securities’.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2015 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	Dec 31, 2014
	2015	2015	(audited)

OPERATING ACTIVITIES
Net income	54,293	45,486	122,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,246	22,164	76,682
Vessel impairment charge	13,249	—	11,800
Adjustment of derivatives to fair value recognised in net income	(343)	12,437	7,699
Gain on sale of assets and termination of charters	(4,100)	(3,378)	(23,931)
Result in associate	(7,915)	(8,592)	(33,497)
Gain on sale of associated company	—	—	(6,055)
Gain on Redemption of Frontline notes	(28,904)	—	—
Impairment of securities	20,552	—	—
Other, net	(329)	(548)	(3,555)
Change in operating assets and liabilities	17,947	(1,491)	(19,557)
Net cash provided by operating activities	88,696	66,078	132,401

INVESTING ACTIVITIES
Repayment of investments in finance leases	8,620	8,824	43,120
Proceeds from sale of vessel/newbuildings and termination of charters	30,477	13,801	199,429
Net investment in newbuildings and vessel deposits	(93,878)	(21)	(202,333)
Purchase of vessels	181	(271,993)	(192,864)
Cash received from (paid to) associates(1)	26,649	(103,943)	88,585
Proceeds from the redemption of Frontline notes	112,687	—	—
Other assets / investments	(16,486)	661	42,123
Net cash provided by/ (used in) investing activities	68,250	(352,671)	(21,940)

FINANCING ACTIVITIES
Proceeds from long and short term debt	70,001	394,939	733,632
Expenses paid in connection with securing finance	(2,185)	(1,973)	(7,460)
Repayment of long and short term debt	(161,569)	(59,076)	(616,783)
Re-purchase of Company bonds	(11,245)	(7,463)	(75,262)
Cash received from share issue	—	—	927
Payments in lieu of issuing shares for exercised share options	—	—	(1,196)
Cash dividends paid	(42,056)	(41,122)	(152,142)
Net cash used in financing activities	(147,054)	285,305	(118,284)

Net increase/ (decrease) in cash and cash equivalents	9,892	(1,288)	(7,823)
Cash and cash equivalents at beginning of period	60,283	61,571	58,641
Cash and cash equivalents at end of period	70,175	60,283	50,818

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (paid to) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2015 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Selected income statement data for the three months ended December 31, 2015

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,607	14,104	20,478	47,189
Revenues classified as Repayment of investment in finance leases	(7,090)	(8,343)	(11,473)	(26,906)
Charter revenues - operating lease	—	—	—	—
Total operating expenses	—	—	—	—
Interest expense, related party(1)	(1,631)	(1,631)	(1,406)	(4,668)
Interest expense, other	(1,756)	(2,137)	(3,479)	(7,372)
Other items	(201)	(139)	(152)	(492)
Net income(2)	1,929	1,854	3,968	7,751

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of December 31, 2015

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	2	—	—	2
Investment in finance leases	394,026	394,385	530,348	1,318,759
Other assets	6,600	6,970	222	13,792
Total assets	400,628	401,355	530,570	1,332,553

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,554	1,124	23,152	26,830

Long term interest bearing debt	198,444	228,750	302,292	729,486
Long term loans from shareholders, net	137,437	125,275	125,000	387,712
Other long term liabilities	—	—	2,285	2,285

Stockholders equity(1)	39,526	18,706	26,383	84,615

Total liabilities and stockholders’ equity	400,628	401,355	530,570	1,332,553

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
FOURTH QUARTER 2015 (UNAUDITED)

EBITDA	Three months ended		Twelve months	Twelve months
(in thousands of $)	Dec 31,	Sep 30,	ended Dec 31,	ended Dec 31,
	2015	2015	2015	2014

Net income	54,293	45,486	200,832	122,815

Add:
(Income)/expense related to non-designated derivatives	1,776	13,938	19,731	14,895
Amortization of deferred charges	2,792	2,784	11,613	11,271
Interest expense	14,795	14,526	58,970	74,810
Interest income, other(1)	(43)	(22)	(104)	(4,576)
Interest income from associates	(4,668)	(4,668)	(18,672)	(24,464)
Results in associate	(7,915)	(8,592)	(33,605)	(33,497)
Depreciation	21,924	19,855	78,080	67,393
Gain on sale of Horizon notes and warrants	—	—	(44,552)	—
Gain on Redemption of Frontline notes	(28,904)	—	(28,904)	—
Gain on sale of assets and termination of charters	(4,100)	(3,378)	(7,364)	(23,931)
Gain on sale of associated company	—	—	—	(6,055)
Vessel impairment charge	13,249	—	42,410	11,800
Impairment of securities	20,552	—	20,552	—
Repayment of investment in finance leases	8,620	8,824	35,946	43,120
Other reconciling items	2,414	(176)	1,206	(295)
Investment in subsidiaries accounted for as associate:
Charter revenues - finance lease	47,189	46,933	193,492	299,505
Charter revenues - operating lease	—	—	—	3,663
Total operating expenses	—	—	(6)	(3,065)

EBITDA (2)	141,974	135,510	529,625	553,389

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and revenues from financial investments, less vessel operating expenses and general & administrative expenses.